**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**August 10, 2012**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Fresenius Medical Care AG & Co. KGaA**

**File No. 001-32749 - CF#27972**

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Fresenius Medical Care AG & Co. KGaA submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F, filed on February 23, 2012, and amended on August 2, 2012.

Based on representations by Fresenius Medical Care AG & Co. KGaA that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 4.30 | through November 1, 2018 |
| Exhibit 4.32 | through December 31, 2014 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel